UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



10025646

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47943

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TERRA NOVA FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 SOUTH WACKER, SUITE 1550
(No. and Street)

CHICAGO	**ILLINOIS**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGG J. FUESEL	**(312) 827-3654**
(Name)	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – if individual, state last, first, middle name)

14241 DALLAS PARKWAY, SUITE 1100	**DALLAS**	**TEXAS**	**75254**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e).

OATH OR AFFIRMATION

I, **Gregg J. Fuesel**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Terra Nova Financial, LLC** as of **December 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Corporate Controller

Title

Subscribed and sworn to before me this

19th day of February, 2010


OFFICIAL SEAL
LINDA C. LISIKIEWICZ
Notary Public - State of Illinois
My Commission Expires Nov 13, 2010

Cook, Illinois



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income.
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Member's Equity.
[x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Control.
[x] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

BKD LLP
CPAs & Advisors

14241 Dallas Parkway, Suite 1100
Dallas, TX 75254-2961
972.702.8262 Fax 972.702.0673 www.bkd.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Terra Nova Financial, LLC

We have audited the accompanying statement of financial condition of Terra Nova Financial, LLC (the "Company") as of December 31, 2009, and the related statement of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Terra Nova Financial, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Dallas, Texas
February 19, 2010

TERRA NOVA FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash and cash equivalents	$ 1,580,731
Cash segregated in compliance with federal regulations	136,042,376
Due from Parent	1,249,938
Receivables from brokers, dealers and clearing organizations	23,001,150
Receivables from customers and non-customers (net of allowance for doubtful accounts of $10,000)	12,022,905
Furniture, equipment and leasehold improvements, net	906,391
Capitalized software development costs, net	147,906
Other assets	577,807
Total assets	**$ 175,529,204**

LIABILITIES AND MEMBER'S EQUITY

Payables to brokers, dealers and clearing organizations	$ 490,911
Payables to customers and non-customers	159,825,034
Accounts payable and accrued expenses	1,008,183
Due to affiliate	75,703
Total liabilities	**161,399,831**
Commitments and contingencies	
Member's equity	**14,129,373**
Total liabilities and member's equity	**$ 175,529,204**

The accompanying notes are an integral part of this financial statement.

TERRA NOVA FINANCIAL, LLC
STATEMENT OF INCOME
Year Ended December 31, 2009

REVENUES	
Commissions and fees	$ 24,799,276
Interest income	1,474,493
Interest expense on brokerage accounts	1,150
Net interest income	1,473,343
Software fees	1,291,445
Other income	382,737
Net revenues	27,946,801
OPERATING EXPENSES	
Commissions and clearing	9,569,314
Compensation and benefits	6,225,789
Software and market data	4,555,848
Advertising and promotional	604,611
Professional fees	1,383,954
Communications and information technology	775,715
Depreciation and amortization	220,508
Other general and administrative expenses	2,999,879
Total operating expenses	26,335,618
Net income	$ 1,611,183

The accompanying notes are an integral part of this financial statement.

TERRA NOVA FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2009

Balance, January 1, 2009	**$ 15,013,141**
Deemed member withdrawal	**(839,951)**
Member's capital withdrawals	**(1,655,000)**
Net income	**1,611,183**
Balance, December 31, 2009	**$ 14,129,373**

The accompanying notes are an integral part of this financial statement.

TERRA NOVA FINANCIAL, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2009

Balance, January 1, 2009	**$**	-
Borrowings		-
Repayments		-
Balance, December 31, 2009	**$**	-

The accompanying notes are an integral part of this financial statement.

TERRA NOVA FINANCIAL, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2009

OPERATING ACTIVITIES		
Net income	$	1,611,183
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		220,508
Changes in operating assets and liabilities:		
Cash segregated in compliance with federal regulations		5,116,988
Receivables from brokers, dealers and clearing organizations		(9,433,132)
Receivables from customers and non-customers		(7,164,545)
Other assets		540,745
Payables to brokers, dealers and clearing organizations		(422,711)
Payables to customers and non-customers		7,854,468
Accounts payable and accrued expenses		(1,157,995)
Payable to affiliate		(170,870)
Net cash used in operating activities		(3,005,361)
INVESTING ACTIVITIES		
Purchase of furniture and equipment		(346,674)
Due from parent		(1,024,779)
Net cash used in investing activities		(1,371,453)
FINANCING ACTIVITIES		
Member's capital withdrawals		(1,655,000)
Net decrease in cash and cash equivalents		(6,031,814)
Cash and cash equivalents at beginning of year		7,612,545
Cash and cash equivalents at end of year	$	1,580,731
Supplemental Non-Cash Disclosure of Cash Flow Information:		
Due from Parent - Transfer of equipment from affiliate	$	296,301
Forgiveness of receivable due from Parent - Deemed member withdrawal	$	839,951

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Terra Nova Financial, LLC ("Terra Nova" or the "Company"), is an Illinois limited liability company organized on November 14, 1994. The Company is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also a registered futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is a specialized financial services firm that provides execution, clearing and prime brokerage services to professional traders, hedge funds and money managers. The Company is registered with the following exchanges, registered clearing agencies, and regulatory organizations:

Regulatory and Self Regulatory Organizations:

- Securities and Exchange Commission ("SEC") as a broker-dealer
- Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer
- National Futures Association ("NFA") as a futures commission merchant
- Commodity Futures Trading Commission ("CFTC") as a futures commission merchant

Registered Clearing Agencies:

- The Depository Trust Company
- National Securities Clearing Corporation
- The Options Clearing Corporation

U.S. Equity Exchanges:

- ISE Stock Exchange
- National Stock Exchange
- NYSE Arca Equities
- NYSE Amex Equities
- NYSE Euronext
- NASDAQ Stock Market
- NASDAQ OMX BX

U.S. Option Exchanges:

- Boston Options Exchange
- NYSE Arca Options
- NASDAQ OMX PHLX
- NYSE Amex Options
- International Securities Exchange

Investor Protection:

- Securities Investor Protection Corporation

Terra Nova offers a broad array of services for the execution and clearing of trading products including equities, options, futures and commodity options, ETFs, fixed income and mutual funds as well as prime brokerage, clearing and back office services for institutions. Terra Nova serves a diverse client base of professional traders, hedge funds, money managers, correspondent introducing brokers, registered representatives, registered investment advisors and foreign brokers located in the United States and in certain foreign countries. Primary sources of revenue for Terra Nova include commissions, account fees and interest. The Company is a wholly owned subsidiary of Terra Nova Financial Group, Inc. (the "Parent").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Fair Value of Financial Instruments

The carrying amounts of the Company's short term financial instruments, which consist of cash and cash equivalents, cash segregated in compliance with federal regulations, receivables from brokers, dealers and clearing organizations, receivables from customers and non-customers, payables to brokers, dealers and clearing organizations, payables to customers and non-customers and accounts payable and accrued expenses approximate their fair value due to their short term nature.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported financial statement amounts and disclosures. Actual amounts could differ from those estimates. Significant estimates include an allocation of operating expenses to the Company as discussed in Note 9.

(c) Cash and Cash Equivalents

The Company classifies all highly liquid investments with an original maturity of three months or less as cash equivalents. Cash and cash equivalents consist primarily of cash held in liquid commercial bank accounts or clearing organization accounts paying a "money market" rate of interest. The Company also has a sweep account which deposits excess operating bank balances overnight into a money market account. At December 31, 2009 cash deposited in certain bank accounts exceeded federally insured limits. The Company has not experienced any losses in such accounts.

(d) Cash Segregated in Compliance with Federal Regulations

Cash segregated in compliance with federal regulations is in special reserve accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. We maintain special reserve accounts with multiple qualified banking institutions to mitigate credit risk. In the special reserve accounts we invest in a combination of qualified securities including short-term U.S. government securities, reverse repurchase agreements collateralized by U.S. government securities, qualified trust products, and interest bearing cash accounts. These special reserve accounts are in full compliance with all regulatory requirements.

(e) Receivables from Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations consist primarily of securities borrowed, commissions receivable, and deposits with clearing organizations. Transactions involving borrowed securities require the Company to provide the counterparty with collateral in the form of cash. The Company adjusts this amount on a daily basis as the value of the securities borrowed may change. The Company utilizes various third-party clearing brokers for institutional, prime brokerage, equity and option clearing business and fully-disclosed futures business.

(f) Receivables from Customers and Non-Customers

Receivables from customers consist of margin loans to brokerage customers. Margin loans are secured by securities in brokerage customer's accounts. Such collateral is not reflected in the financial statements. Terra Nova charges interest on debit balances in brokerage customer accounts. Margin requirements determine the amount of equity required to be held in an account relative to the purchase and sale of equity transactions. Margin lending is subject to the rules and regulations of the Federal Reserve System, FINRA, exchanges, various clearing firms and the internal policies of Terra Nova. Terra Nova assumes risk that the collateral securing margin debits may reduce in value to an amount that renders the margin loan unsecured. Margin requirements are amended by Terra Nova as deemed necessary for certain accounts and securities. Terra Nova also reserves the right to close-out any and all positions in an account should it be deemed necessary to protect itself from loss. Although Terra Nova monitors risk and margin of trading accounts, there is no assurance that a customer will satisfy a margin call or pay unsecured indebtedness owed to Terra Nova. The Company has an allowance for potential credit losses based upon its assessment of specifically identified unsecured receivables and other factors. At December 31, 2009, allowance for doubtful accounts totaled $10,000.

(g) Long-Lived Assets

Long-lived assets, primarily consisting of furniture, equipment, leasehold improvements and capitalized software development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets held and used is generally measured by a comparison of the carrying amount of the asset to undiscounted future net cash flows expected to be generated by that asset. If it is determined that the carrying amount of an asset may not be recoverable, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is the estimated value at which the asset could be bought or sold in a transaction between willing parties.

(h) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the remaining lease term or the estimated useful life of the related asset. Expenditures for maintenance and repairs are charged against income as incurred, and betterments are capitalized. When depreciable assets are sold or disposed of, the cost and accumulated depreciation accounts are reduced by the applicable amounts, and any profit or loss is credited or charged to income.

(i) Capitalized Software Development Costs

Internally used software includes software that is acquired, internally developed or modified to meet the Company's internal needs and the Company has no substantive plans to market the software externally. Application development and modifications resulting in additional functionality are capitalized. Costs associated with preliminary project stage where business requirements are defined, internal and external training costs and ongoing maintenance are expensed as incurred. Capitalization of appropriate costs occurs when the preliminary project stage is complete and management authorizes and commits to the completion of the project, capitalization ceases when the project is ready for its intended use.

(j) Payables to Customers and Non-Customers

Customers funds are maintained in customer segregated accounts and relate to item (d) discussed above. Payables to customers are free credit balances on deposit with the Company related to its self-clearing business which, are subject to Rule 15c3-3 of the Securities Exchange Act of 1934. The customer funds have been segregated in special reserve accounts earning interest. This payable to customers does not include customer securities positions as customer owned securities represent an off-balance sheet item.

Payables to non-customers are Proprietary Accounts of Introducing Brokers ("PAIB") in accordance with the customer reserve computation set forth in Rule 15c3-3 of the Securities Exchange Act of 1934 ("customer reserve formula"). The Company has established and maintains a separate "Special Reserve Account for the Exclusive Benefit of Customers" with a bank in conformity with the standards of Rule 15c3-3 ("PAIB Reserve Account"). Cash and/or qualified securities as defined in the customer reserve formula are maintained in the PAIB Reserve Account in an amount equal to the PAIB reserve requirement.

(k) Revenue Recognition

Commission revenue and related expenses on securities transactions are recorded on a settlement date basis. Software fees are charges for the use of a software execution platform. Revenues from software fees are recognized on a monthly basis as services are provided to clients. Interest income is primarily generated by charges to clients on margin balances and revenue from client cash held and invested by Terra Nova as a clearing firm offset by interest paid to clients on their credit balances. Interest income and brokerage interest expense are recorded on an accrual basis as earned or incurred. Other income consists of account and transaction fees and is recorded on a settlement date basis as security transactions occur.

(l) Lines of Credit

From time to time, Terra Nova may obtain short-term bank loans to facilitate its broker-dealer settlement and clearing operations due to customer margin debits. These short-term bank loans are fully secured with customer marginable positions.

(m) Income Taxes

The Company is a single member LLC that is not directly subject to federal and state income taxes. Therefore, taxable income or loss is reported to the sole member for inclusion in its respective tax returns and no provision for income taxes has been included in the accompanying financial statements.

NOTE 3 – LITIGATION AND CLAIMS

On or about December 16, 2009, the Company received a Wells Letter from NYSE Regulation ("NYSE") stating that NYSE was formally investigating whether the Company had violated NYSE rules relating to four separate matters. The first matter under investigation relates to an incident on September 30, 2008 in which a large volume of erroneous trades were placed through an automated trading program by Hsu-Tung Lee ("Lee"), a client of the Company. NYSE alleges that these trades far exceeded Lee's buying power, disrupted the market and indicate that the Company failed to establish or maintain appropriate policies or procedures to prevent such erroneous orders from reaching the market. The second matter alleges that from about January 2005 through about February 2007 the Company failed to maintain adequate policies or procedures to ensure proper marking, execution and handling of short sale orders. The third matter alleges that from about August 2006 the Company failed to establish or maintain appropriate policies or procedures to restrict wash sales and prearranged trades. The fourth matter alleges that the Company failed to establish or maintain proper policies or procedures to prevent manipulative practices and cites that one customer of the Company over a two month period in 2008 entered and then canceled orders prior to the market open, which may have been "spoofing" orders. The Company has submitted a written response to NYSE and is prepared to vigorously defend this matter. Management has accrued a reserve in an amount for possible settlement of these matters. The reserve has been reported in accounts payable and accrued expenses on the accompanying statement of financial condition as of December 31, 2009.

On April 29, 2009, the Company was notified that it had been joined as a defendant in FINRA Arbitration Number 09-02166, the case of Andali Investments v. Southwest Securities, Tradestation Securities, Terra Nova and Carlos Manuel Garcia in which the plaintiff seeks to recover $500,000. The complaint alleges that Terra Nova allowed the transfer of $60,443 from Andali's account without proper authorization. The Company maintains that it has acted properly and will vigorously defend this matter. The Company's involvement compared to the other respondents was for a short period of time and the Company was involved in only a very limited number of trades involving much less than the $500,000 the claimant seeks to recover.

On May 1, 2008 the Company was notified that it had been joined as a defendant in FINRA Arbitration Number 08-01124, the case of Espedito Bifero and Canterbury Investment Fund, LLC v. Terra Nova Financial, LLC. The complaint alleges that Terra Nova, as the clearing firm for Riverside Securities, negligently failed to inform Riverside Securities and its customer, Bifero, of the closing of a transaction under which Chicago Board of Trade Stock was converted to stock of CME, which conversion affected the value of options held by Bifero. Bifero alleges damages of $50,000 and Canterbury damages of $95,000. The Company believes it has acted properly and intends to vigorously defend this matter.

In addition to the foregoing, many aspects of the Company's business involve substantial risk of liability and from time to time the Company may become involved in additional lawsuits, arbitrations, claims and other legal proceedings. There is a relatively high incidence of litigation involving the securities brokerage industry as compared to certain other industries. The Company also is subject to periodic regulatory audits, inquiries and inspections. In this regard, the Company has been notified by regulatory authorities of various ongoing investigations. The Company has to date responded to such investigations as required. However, the Company is unable to predict the outcome of these matters.

Settled Litigation

The Company entered into a settlement agreement with a third party clearing firm in December 2009 regarding disputed charges assessed by the third party clearing firm to the account of a Terra Nova client whose activity was processed through the third party clearing firm. The Company reached a settlement with the third party clearing firm in which Terra Nova paid $204,810 of the disputed charges, which is reflected in "Other general and administrative expenses" on the accompanying statement of income for the year ended December 31, 2009.

In September of 2009, a FINRA arbitration panel in the matter of Friedman v. Riverside Securities, Jordan Zaro and Terra Nova found in favor of the claimant and awarded damages together with attorneys' fees, costs and interest against the defendants who were held jointly and severally liable. The matter involved a dispute under which claimant contended that Zaro engaged in improper trades in her account. The Company paid $265,000 in satisfaction of the judgment which is reflected in "Other general and administrative expenses" on the accompanying statement of income for the year ended December 31, 2009.

Lastly, on December 19, 2008, FINRA notified Terra Nova that it had made a preliminary determination to recommend disciplinary action against Terra Nova as well as one current and two former employees based on alleged rule violations primarily related to soft dollar accounts, including without limitation alleged improper soft dollar payments, failure to adequately supervise soft dollar payments, failure to maintain adequate written supervisory procedures and improper record keeping. The charges mainly related to activities that occurred in 2004 and 2005. Terra Nova signed an Acceptance, Waiver and Consent document to settle this proceeding in October of 2009. The Company paid $400,000 in 2009 to settle the matter which we accrued $200,000 in 2009 and $200,000 in 2008.

NOTE 4 – GENERAL CONTINGENCIES

In the ordinary course of business, there are certain contingencies which are not reflected in the financial statements. These activities may expose the Company to credit risk in the event that broker-dealer clients are unable to fulfill their contractual obligations.

Many client accounts are margin accounts in which the Company, in effect, loans money to clients. In margin transactions, the Company may be obligated for client losses when credit is extended to clients directly that is not fully collateralized by cash and securities in the clients' accounts. In connection with securities activities, Terra Nova executes client transactions involving the sale of securities not yet purchased ("short sales"), all of which are transacted on a margin basis subject to federal, self-regulatory organizations, individual exchange regulations and Terra Nova's internal risk management policies. In all cases, such transactions may expose the Company to significant off-balance sheet credit risk in the event that client collateral is not sufficient to fully cover losses that clients may incur. In the event that clients fail to satisfy their obligations, the Company would be required to purchase or sell financial instruments at prevailing market prices to fulfill the clients' obligations.

The Company seeks to control the risks associated with its clients' activities by requiring clients to maintain collateral in their margin accounts in compliance with various regulatory requirements and internal risk management requirements. Terra Nova monitors required margin levels on an intra-day basis and, pursuant to such guidelines, requires the clients to deposit additional collateral or to reduce positions when necessary.

The Company provides guarantees to clearing organizations and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing organization and exchanges, other members may be called upon to meet such shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, management believes the possibility of being required to make payments under these arrangements is remote. Accordingly, no liability has been recorded for these potential events.

NOTE 5 – NET CAPITAL REQUIREMENTS

Terra Nova is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital. Terra Nova calculates its net capital using the ''alternative method,'' which requires the maintenance of minimum net capital, as defined by the rules, equal to the greater of (i) $1,500,000 or (ii) 2.0% of aggregate debit items.

Terra Nova is also subject to the CFTC's net capital requirement ("Regulation 1.17") under the Commodity Exchange Act, administered by the CFTC and the NFA. Terra Nova is a futures commission merchant and is required to maintain minimum net capital equal to the greater of its net capital requirement under Rule 15c3-1, (i) $1,500,000 or (ii) 2.0% of aggregate debit items, or the sum of 8% of the total risk margin requirements for all positions carried in customer accounts, as defined in Regulation 1.17 and 4% of the total risk margin requirements for all positions carried in non-customer accounts with a required net capital minimum of $500,000.

Excess net capital of the broker-dealer subsidiary may not be used to offset a net capital deficiency of another broker-dealer subsidiary. Net capital and the related net capital requirement may fluctuate on a daily basis. The net capital requirements for Terra Nova as of December 31, 2009 are as follows:

		Net capital requirement		Excess net capital	
	Net Capital	SEC	CFTC	SEC	CFTC
Terra Nova Financial, LLC	$ 10,394,818	$ 1,500,000	$ 500,000	$ 8,894,818	$ 9,894,818

NOTE 6 – FURNITURE, EQUIPMENT, LEASEHOLD IMPROVEMENTS AND CAPITALIZED SOFTWARE COSTS

The following table represents the different classes of furniture, equipment, leasehold improvements and capitalized software development costs as of December 31, 2009:

		As of December 31, 2009	
	Estimated Useful Life in Years	Property and equipment	Capitalized software development costs
Computer and software	3-5	$ 1,069,303	$ 254,570
Furniture, fixtures and equipment	3-7	87,205	-
Leasehold improvements	5-10	119,589	-
		1,276,097	254,570
Accumulated depreciation & amortization		(369,706)	(106,664)
Net balance		$ 906,391	$ 147,906

Depreciation and amortization related to furniture, equipment, and leasehold improvements for year ended December 31, 2009 was $174,443. Amortization of capitalized software development costs for year ended December 31, 2009 was $46,065.

NOTE 7 – LINES OF CREDIT

Terra Nova maintains a credit line secured by customer securities to facilitate its self-clearing broker-dealer operations. The rate on the line of credit is determined daily by the bank and is based on the daily rate at which banking institutions are able to borrow from each other plus a predetermined spread. Management believes that cash balances in client brokerage accounts and operating earnings will continue to be the primary source of liquidity for the Company in the future. In the fourth quarter of 2009 the Company added a credit line secured by customer securities with a qualified banking institution which will also be used to meet daily cashflow needs along with a third credit line used for processing ACH credit and debit transactions. At December 31, 2009, the Company did not have any outstanding balance drawn on their credit lines.

NOTE 8 – LEASE COMMITMENTS

We have a seven year, three month lease which expires August 31, 2012 on our corporate headquarters located in Chicago, Illinois. We also lease space for a co-location data center located in Chicago, Illinois. The data center lease expires in August, 2011. In addition, we lease an office space in New York, New York under a five year lease expiring in March, 2012. These leases do not contain any lease incentives.

The following summarizes the information relating to our facilities. We believe our facilities are adequate to meet our requirements at the current level of business activity.

Location	Space (sq. ft.)	Usage
Chicago, Illinois	15,500 square feet	Corporate Headquarters
New York, New York	2,169 square feet	Office Space

The future minimum lease obligations are summarized as follows:

Years Ending December 31,		Operating Lease Obligation
2010	$	566,497
2011		484,771
2012		168,650
Thereafter		-
Total	$	1,219,918

Rent expense under these operating leases totaled $751,387 for the year ended December 31, 2009.

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company engages in certain transactions with its Parent and with affiliates, who are also subsidiaries of the Parent. These transactions can generally be categorized into three groups: operating expenses, management fees, and advances.

Operating expenses: The Company is charged fees by an affiliate related to software licenses and routing and exchange fees. The expense related to these fees totaled $2,276,786 during the year ended December 31, 2009. Amounts owed to this affiliate totaled $75,703 at December 31, 2009.

Management fees: The Company pays management fees to the Parent related to management services provided to the Company. During the year ended December 31, 2009, the Company recorded management fee expense totaling $600,000 related to this relationship which is reflected in "Other general and administrative expenses" on the accompanying statement of income for the year ended December 31, 2009.

Advances: The Company has a due from Parent as of December 31, 2009 in the amount of $1,249,938 relating to advances for operating expenses.

NOTE 10 – FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued ASC Topic 820, "Fair Value Measurements", ("Topic 820") which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion in earlier definitions of fair value and focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price).

The following table sets forth the Company's financial instruments that are recognized or disclosed at fair value in the financial statements on a recurring basis as of December 31, 2009.

Financial instruments owned, at fair value:	December 31, 2009	
Money market funds	$	2,337,655
U.S. Treasury securities		12,998,592
Total	$	15,336,247

Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

- Level 1— Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2— Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- ¡Level 3— Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the liability.

The following table sets forth by level within the fair value hierarchy the Company's financial instruments owned at fair value as of December 31, 2009.

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	
Financial instruments owned, at fair value:	Level 1	Level 2	Level 3	Total
Money market funds	$ 2,337,655	$ -	$ -	$ 2,337,655
U.S. Treasury securities	12,998,592	-	-	12,998,592
Total	$ 15,336,247	$ -	$ -	$ 15,336,247

NOTE 11 – RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

The components of receivables from and payables to brokers, dealers and clearing organizations are as follows at December 31, 2009:

	As of December 31, 2009	
	Receivables	Payables
Securities borrowed/loaned	$ 7,988,525	$ -
Clearing deposits & receivables/payables	15,012,625	490,911
Total	$ 23,001,150	$ 490,911

The securities borrowed/loaned represent Terra Nova's temporary borrowing of securities from broker-dealers which have been collateralized with cash in return for borrowing the security. Terra Nova borrows securities as a result of clients who have sold securities not yet purchased ("short sales") in their trading accounts. At times, Terra Nova loans securities temporarily to other broker-dealers in connection with its broker-dealer business. The Company receives cash as collateral for the securities loaned. There were no loaned securities at December 31, 2009. Credit approval is required for all broker-dealers from which securities are borrowed and loaned. Terra Nova monitors the collateral value daily and requires additional collateral if warranted.

Self-clearing related clearing deposits and receivables/payables include transactions and deposits required by various clearing and exchange organizations. Generally, the Company is obligated to meet deposit requirements on a daily basis.

NOTE 12 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 19, 2010, which is the issuance date of the financial statements.

SUPPLEMENTAL SCHEDULES

TERRA NOVA FINANCIAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

Total member's equity	$14,129,373
Non-allowable assets	
Accounts receivable and clearing deposits	1,075,327
Due from Parent	1,249,938
Furniture, equipment and leasehold improvements, net	906,391
Capitalized software development costs, net	147,906
Prepaid and other assets	202,881
Total non-allowable assets	3,582,443
Aged fail-to-deliver	51,634
Other deductions	53,725
Net capital before haircuts on securities	10,441,571
Haircuts on securities	46,753
Net capital	$10,394,818
2% of aggregate debit items	$763,762
Net capital requirement (greater of $1,500,000 or 2% of aggregate debits, as defined)	$1,500,000
Net capital in excess of required minimum	$8,894,818
Percentage of net capital to aggregate debits	27.22
Percentage of net capital, after anticipated withdrawals, to aggregate debits	27.22
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirement	$8,485,412

No material differences exist between the computation reported above and the computation reported in the Company's unaudited FOCUS report as of December 31, 2009.

TERRA NOVA FINANCIAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER 15C3-3

December 31, 2009

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$157,153,641
Monies borrowed collateralized by securities carried for the accounts of customers	6,738,876
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	14,852
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	171
Market value of short security count differences over 30 calendar days old	-
Market value of short security securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	807
Other	-
Total credits	$163,908,347
DEBIT BALANCES	
Debit balances in customers cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$12,012,086
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	7,988,525
Failed to deliver of customers' securities not older than 30 calendar days	480,934
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	17,706,579
Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization	-
Other	-
Aggregate debit items	38,188,124
Less 3% (alternative method)	(1,145,644)
Total debits	37,042,480
Excess of total credits over total debits	$126,865,867
Amount held on deposit in reserve bank account, including value of qualified securities	132,638,796
Amount of withdrawal including value of qualified securities	(4,770,000)
Amount held in reserve bank account after subtracting withdrawal including value of qualified securities	$127,868,796
Frequency of Computation	Weekly

No material differences exist between the computation reported above and the computation reported in the Company's unaudited FOCUS report as of December 31, 2009.

TERRA NOVA FINANCIAL, LLC

COMPUTATION FOR DETERMINATION OF PAIB REQUIREMENTS FOR BROKER-DEALERS

December 31, 2009

CREDIT BALANCES	
Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$ 3,191,957
Monies borrowed collateralized by securities carried for PAIB	-
Monies payable against PAIB securities loaned	-
PAIB securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to PAIB	-
Other (List)	-
Total PAIB Credits	$ 3,191,957
DEBIT BALANCES	
Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection	$ -
Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver	-
Failed to deliver of PAIB securities not older than 30 calendar days	-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts	-
Margin related to security futures products written, purchased or sold in PAIB accounts required and on deposit with a clearing agency or a derivative clearing organization	-
Other (List)	-
Total PAIB debits	$ -
Excess of total PAIB credits over PAIB debits	3,191,957
PAIB reserve requirement	3,191,957
Amount held on deposit in reserve bank account including value of qualified securities	3,403,580
New amount in reserve bank account after adding deposit	$ 3,403,580
Frequency of Computation	Weekly

No material differences exist between the computations reported above and the computations reported in the Company's unaudited FOCUS report as of December 31, 2009.

TERRA NOVA FINANCIAL, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

TERRA NOVA FINANCIAL, LLC

COMPUTATION OF THE COMMODITY FUTURES TRADING COMMISSION MINIMUM NET CAPITAL REQUIREMENT

December 31, 2009

Risk based requirement	$ -
Minimum dollar requirement (1)	500,000
Minimum CFTC net capital requirement (2)	500,000
CFTC Early Warning Level	$ 750,000

(1) Minimum dollar requirement is $500,000 if the Company is a member of the National Futures Association

(2) The greater of the amount required by the SEC or CFTC is the minimum net capital requirement. As of December 31, 2009, the SEC requirement is greater, see Schedule I.

No material differences exist between the computations reported above and the computations reported in the Company's unaudited FOCUS report as of December 31, 2009.

TERRA NOVA FINANCIAL, LLC

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' TRADING ON U.S. COMMODITY EXCHANGES

December 31, 2009

SEGREGATION REQUIREMENTS (Section 4d(2) of the CEAct)	
1. Net ledger balance	
A. Cash	$ -
B. Securities	-
2. Net unrealized profit (loss) in open futures contracts traded on a contract market	-
3. Exchange traded options	
A. Add market value of open option contracts purchased on a contract market	-
B. Deduct market value of open option contracts granted (sold) on a contract market	-
4. Net equity (deficit) (add lines 1, 2 and 3)	-
5. Accounts liquidating to a deficit and accounts with debit balances -gross amount	-
Less: amount offset by customer owned securities	-
6. Amount required to be segregated (add lines 4 and 5)	-
FUNDS IN SEGREGATED ACCOUNTS	
7. Deposited in segregated funds bank accounts	-
A. Cash	-
B. Securities representing investments of customers' funds (at market)	-
C. Securities held for particular customers or option customers in lieu of cash	-
8. Margins on deposit with clearing organizations of contract markets	
A. Cash	-
B. Securities representing investments of customers' funds (at market)	-
C. Securities held for particular customers or option customers in lieu of cash (at market)	-
9. Net settlement from (to) clearing organizations of contract markets	-
10. Exchan ge traded options	
A. Value of open long option contracts	-
B. Value of open short option contracts	-
11. Net equities with other FCMs	
A. Net liquidating equity	-
B. Securities representing investments of customers' funds (at market)	-
C. Securities held for particular customers or option customers in lieu of cash (at market)	-
12. Segregated funds on hand (describe:_________)	-
13. Total amount in segregation (add lines 7 through 12)	-
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)	$ -

TERRA NOVA FINANCIAL, LLC

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

As of December 31, 2009

1. Amount required to be segregated in accordance with Commission regulation 32.6	$ -
2. Funds in segregated accounts	
A. Cash	-
B. Securities (at market)	-
C. Total	-
3. Excess (deficiency) funds in segregation (subtract line 2.C from line 1)	$ -

TERRA NOVA FINANCIAL, LLC

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

As of December 31, 2009

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS -SUMMARY

I. Check the appropriate box to identify the amount shown on line 1. below:

[x] Secured amounts in only U.S. -domiciled customers' accounts

[ ] Secured amounts in U.S. and foreign-domiciled customers' accounts

[ ] Net liquidating equities in all accounts of customers trading on foreign boards of trade

[ ] Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed?

[ ] Yes If yes, explain the change below.

[ ] No

1 Amount to be set aside in separate section 30.7 accounts	$ -
2 Total funds in separate section 30.7 accounts	-
3 Excess (deficiency) - (subtract line 1 from line 2)	$ -

TERRA NOVA FINANCIAL, LLC

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

As of December 31, 2009

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS

1. Cash in banks		
A. Banks located in the United States	$ -	
B. Other banks designated by the Commission Name(s): ______	-	$ -
2. Securities		
A. In safekeeping with banks located in the United States	-	
B. In safekeeping with other banks designated by the Commission Name(s): ______	-	-
3. Equities with registered futures commission merchants		
A. Cash	-	
B. Securities	-	
C. Unrealized gain (loss) on open futures contracts	-	
D. Value of long option contracts	-	
E. Value of short option contracts	(-)	-
4. Amounts held by clearing organization of foreign boards of trade Name(s): ______		
A. Cash	-	
B. Securities	-	
C. Amount due to (from) clearing organization - daily variation	-	
D. Value of long option contracts	-	
E. Value of short option contracts	(-)	-
5. Amounts held by members of foreign boards of trade Name(s): ______		
A. Cash	-	
B. Securities	-	
C. Unrealized gain (loss) an open futures contracts	-	
D. Value of long option contracts	-	
E. Value of short option contracts	(-)	-
6. Amounts with other depositories designated by a foreign board of trade Name(s): ______		
7. Segregated funds on hand (described: ______)		-
8. Total funds in separate section 30.7 accounts (to page 13, line 2)		$ -

A. If any securities shown above are other than the types of securities referred to in Commission regulation 1.25, attach a separate schedule detailing the obligations shown on each such line.

BKD LLP
CPAs & Advisors

14241 Dallas Parkway, Suite 1100
Dallas, TX 75254-2961
972.702.8262 Fax 972.702.0673 www.bkd.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member of
Terra Nova Financial, LLC

In planning and performing our audit of the financial statements of Terra Nova Financial, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures, for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Dallas, Texas
February 19, 2010

BKD LLP
CPAs & Advisors

14241 Dallas Parkway, Suite 1100
Dallas, TX 75254-2961
972.702.8262 Fax 972.702.0673 www.bkd.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Terra Nova Financial, LLC
100 South Wacker, Suite 1550
Chicago, IL 60606

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Terra Nova Financial, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Terra Nova Financial, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation ("Form SIPC-7T"). Terra Nova Financial, LLC's management is responsible for Terra Nova Financial, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Noted no adjustments to be reported in Form SIPC-7T;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the listing of assessment payments noting no material differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Dallas, Texas
February 19, 2010

SIPC-7T

29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371 8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for urposes of the audit requirement of SEC Rule 17a-5:

047943 FINRA DEC
TERRA NOVA FINANCIAL LLC
100 S. WACKER DRIVE
SUITE 1550
CHICAGO, IL 60606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Gregg J. Fuesel (312) 827-3654

A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 46,318

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (17,972)

Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) 28,196

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 28,196

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 28,196

H. Overpayment carried forward $(-0-)

Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

e SIPC member submitting this form and the
son by whom it is executed represent thereby
it all information contained herein is true, correct
d complete.

Terra Nova Financial, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Corporate Controller
(Title)

ted the 5 day of February, 2010

is form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal peri[od] beginning April 1, 2009 and ending Dec 31, 2[...] Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 20,189,476
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-0-
(2) Revenues from commodity transactions.	820,336
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	420,197
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 866	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 421,692	
Enter the greater of line (i) or (ii)	421,692
Total deductions	1,662,225
2d. SIPC Net Operating Revenues	$ 18,527,251
2e. General Assessment @ .0025	$ 46,318

(to page 1 but not less than $150 minimum)

TERRA NOVA FINANCIAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES PURSUANT TO SEC RULE 17a-5

December 31, 2009

BKD LLP
CPAs & Advisors

TERRA NOVA FINANCIAL, LLC

INDEX

STUART PORTFOLIO CONSULTANTS L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Stuart Portfolio Consultants L.P.:

We have audited the accompanying statement of financial condition of Stuart Portfolio Consultants L.P. (the "Partnership") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Stuart Portfolio Consultants L.P. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 19, 2010

STUART PORTFOLIO CONSULTANTS L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 237,371
Securities owned, at fair value	464,213
Consulting fees receivable	213,251
Prepaid expenses	24,203
Other assets	7,500
TOTAL ASSETS	$ 946,538

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts payable	$ 38,970
Accrued pension cost	71,948
TOTAL LIABILITIES	110,918
Partners' Capital	835,620
TOTAL PARTNERS' CAPITAL	835,620
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 946,538

The accompanying notes are an integral part of these financial statements.

STUART PORTFOLIO CONSULTANTS L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2009

NOTE 1. ORGANIZATION OF BUSINESS

Stuart Portfolio Consultants L.P. (the "Partnership") was formed on January 28, 1998 under the laws of the state of Delaware as a limited partnership. The Partnership is registered as a broker dealer under the Securities Exchange Act of 1934, is a member of Financial Industry Regulatory Authority, and is registered with the National Futures Association. The Partnership earns consulting fees by acting as a selling agent tor private placement investments or direct participation interests in other investment vehicles. Accordingly, the Partnership does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with its selling activities. Fees from these activities are earned quarterly based on a percentage of the fees charged by the investment partnerships to the underlying investors. The General Partner of the Partnership is Stuart Portfolio Consultants LLC (the "General Partner").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. The General Partner believes that the estimates utilized in preparing its financial statements are reasonable and prudent, however, actual results could differ from these estimates.

Revenue recognition

The Partnership recognizes consulting fees on an accrual basis consistent with the terms of the underlying investor referral agreements.

Securities owned

Securities owned are stated at fair value with unrealized gains or losses reflected in income or expense.

Cash and cash equivalents

The Partnership considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The statement of income includes a provision for New York City Unincorporated Business Tax. Federal and state income taxes have not been provided since each partner is individually liable for his or her own federal and state tax payments.

Deferred New York City Unincorporated Business Tax is recorded on the difference between the financial statement and tax basis of assets and liabilities. The temporary differences which give rise to deferred taxes include unrealized gains from the Partnership's investments and deferred rent.

Income taxes consist of the following:

Current New York City Unincorporated Business Tax	$ 5,355
Deferred New York City Unincorporated Business Tax	14,485
Total	$ 19,840

Concentrations of credit risk

The Partnership maintains its cash balance at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

In the course of its business, the Partnership enters into engagements with various clients. In the event clients do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the credit worthiness of the client. It is the Partnership's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients. There were no accounts receivable amounts written-off in 2009.

For the year ended December 31, 2009, the Partnership had two customers that collectively accounted for approximately 80% of revenue.

Allocation of profits and losses

The Partnership's net income or loss for any fiscal year is allocated to all the partners in accordance with their percentage interests as defined in the Partnership's limited partnership agreement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive income

The Partnership's comprehensive income consists of net income and other comprehensive income, consisting of recognition of the change in funded status of the Partnership's defined benefit pension plan, net of the related income tax effect.

Fair value of financial instruments

The fair value of the Partnership's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments", approximates the carrying amounts presented in the statement of financial condition.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

At December 31, 2009 all investments in securities were valued using Level 1 inputs.

NOTE 3. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. As a registered broker-dealer, minimum net capital of the greater of 6-2/3% of aggregate indebtedness, as defined, $5,000 or the minimum requirement of any other exchanges the registered broker-dealer belongs to. The Partnership also is subject to the Commodity Futures Trading Commission's (the "CFTC") minimum financial requirements (Regulation 1.17). Under the "net capital rules" of the CFTC, the Partnership, as an introducing broker, is required to maintain net capital, as defined, of $45,000. At December 31, 2009, the Partnership's net capital of $595,101 was $550,101 in excess of its required net capital of $45,000. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2009, the Partnership's ratio of aggregate indebtedness to net capital was 0.19 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if certain capital requirements are not met.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Lease commitments

On November 1, 2007 the Partnership entered into a five-year lease agreement for office space, which expires on October 31, 2012. The annual rent under the agreement is $60,000 for the first three years and $62,400 for the next two years. The lease agreement called for a security deposit in the amount of $7,500, which will be returned at the end of the lease term and is included in the statement of financial condition in other assets

As of December 31, 2009, future minimum lease rental payments are payable as follows:

For the years ending December 31:	
2010	60,400
2011	62,400
2012	52,000
	$ 174,800

Rent expense for the year ended December 31, 2009 was $60,000.

NOTE 4. COMMITMENTS AND CONTINGENCIES (continued)

Litigation

During the year ended December 31, 2007, the Partnership had to respond to a subpoena received from the Office of the Attorney General, State of New York in connection with an investigation. The Partnership believes that this issue will have no impact on its business.

NOTE 5. PENSION PLAN

The Partnership maintains a qualified noncontributory defined benefit pension plan (the "Plan") covering all employees. The benefits are based on years of service and the employee's compensation prior to retirement. The pension expense was calculated by the Partnership's actuary using the Projected Unit Credit Cost Method. The Partnership's funding policy is to contribute at least the minimum annual amount permitted under the Employee Retirement Income Security Act of 1974.

The following table sets forth the funded status of the Plan as of December 31, 2009

Accumulated benefit obligation	$ 1,376,916
Projected benefit obligation	$ 1,376,916
Fair value of plan assets	1,304,968
Funded status	$ (71,948)

As of December 31, 2009, there was an additional minimum liability of $51,892.

Weighted - average assumptions as of December 31, 2009	
Discount rate	6.00%
Expected rate of return on plan assets	7.00%
Rate of compensation increase	0.00%

The Partnership's expected rate of return on plan assets is determined by the plan assets' historical investment performance, current asset allocation, and estimates of future returns by asset class.

NOTE 5. PENSION PLAN (continued)

The Partnership's fair value of total plan assets at December 31, 2009, by asset category is as follows:

Mutual Funds	46.3%
Money market funds	0.1%
Partnerships	53.6%
Total	100.0%

The Partnership's investment policy for plan assets is to manage the portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio through the full investment of available funds.

The Partnership did not contribute to its pension plan in 2009. The Partnership expects to contribute approximately $51,892 to its pension plan in 2010.

NOTE 6. PENSION PLAN (continued)

No pension benefits were paid in 2009. The pension benefits expected to be paid in 2010, 2011, 2012, 2013, 2014 and the five years thereafter, which include an amount for expected future services, are as follows:

2010	$ 130,443
2011	130,443
2012	130,443
2013	130,443
2014	130,443
Thereafter	652,215
	$ 1,304,430

In September 2006, the FASB issued SF AS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No.* 87 *and 132(R)" ("SFAS No.* 158 *").* Which requires entities to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income, net of tax, to report the funded status of defined benefit pension and other postretirement benefit plans. SFAS No. 158 requires prospective application and is effective for fiscal years ending after June 15, 2007. The Partnership adopted recognition provisions of SFAS No. 158 and initially applied them to the funded status of its defined benefit pension plan as of December 31, 2007.